FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2005 & 2004

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2005 & 2004

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	249,989,156	100	261,423,137	100

2	CURRENT ASSETS	54,929,515	22	62,103,044	24
3	CASH AND SHORT-TERM INVESTMENTS	23,211,062	9	21,181,620	8
4	ACCOUNTS RECEIVABLE, NET	23,880,922	10	22,900,567	9
5	OTHER ACCOUNTS RECEIVABLE, NET	5,203,824	2	8,210,800	3
6	INVENTORIES	1,136,062	0	1,400,643	1
7	OTHER CURRENT ASSETS	1,497,645	1	8,409,414	3
8	LONG - TERM	804,102	0	820,026	0
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	797,232	0	757,061	0
11	OTHER INVESTMENTS	6,870	0	62,965	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	150,576,810	60	157,050,007	60
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	428,487,541	171	426,083,291	163
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	286,522,407	115	272,962,963	104
17	CONSTRUCTIONS IN PROGRESS	8,611,676	3	3,929,679	2
18	DEFERRED ASSETS, NET	18,948,855	8	12,715,413	5
19	OTHER ASSETS	24,729,874	10	28,734,647	11

20	TOTAL LIABILITIES	138,641,492	100	150,004,776	100

21	CURRENT LIABILITIES	44,778,487	32	50,112,647	33
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	3,151,742	2	12,755,518	9
24	STOCK MARKET LOANS	11,443,451	8	878,305	1
25	TAXES PAYABLE	1,684,301	1	7,185,469	5
26	OTHER CURRENT LIABILITIES	28,498,993	21	29,293,355	20
27	LONG - TERM LIABILITIES	76,363,502	55	79,405,691	53
28	BANK LOANS	40,308,527	29	43,486,116	29
29	STOCK MARKET LOANS	36,054,975	26	35,919,575	24
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	15,504,902	11	18,704,438	12
32	OTHER LIABILITIES	1,994,601	1	1,782,000	1

33	CONSOLIDATED STOCKHOLDERS' EQUITY	111,347,664	100	111,418,361	100

34	MINORITY INTEREST	9,908,284	9	14,422,605	13
35	MAJORITY INTEREST	101,439,380	91	96,995,756	87
36	CONTRIBUTED CAPITAL	46,912,342	42	48,310,673	43
37	CAPITAL STOCK (NOMINAL)	275,564	0	295,811	0
38	RESTATEMENT OF CAPITAL STOCK	27,260,384	24	28,638,468	26
39	PREMIUM ON SALES OF SHARES	19,376,394	17	19,376,394	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	54,527,038	49	48,685,083	44
42	RETAINED EARNINGS AND CAPITAL RESERVE	96,968,593	87	88,698,475	80
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(70,621,423)	(63)	(68,425,630)	(61)
45	NET INCOME	28,179,868	25	28,412,238	26

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	23,211,062	100	21,181,620	100
46	CASH	2,456,107	11	1,129,528	5
47	SHORT-TERM INVESTMENTS	20,754,955	89	20,052,092	95

18	DEFERRED ASSETS, NET	18,948,855	100	12,715,413	100
48	AMORTIZED OR REDEEMED EXPENSES	4,975,720	26	3,299,493	26
49	GOODWILL	8,185,154	43	3,908,870	31
50	DEFERRED TAXES	5,787,981	31	5,507,050	43
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	44,778,487	100	50,112,647	100
52	FOREIGN CURRENCY LIABILITIES	14,595,193	33	11,928,878	24
53	MEXICAN PESOS LIABILITIES	30,183,294	67	38,183,769	76

24	STOCK MARKET SHORT-TERM SECURITIES	11,443,451	100	878,305	100
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	11,443,451	100	878,305	100

26	OTHER CURRENT LIABILITIES	28,498,993	100	29,293,355	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	28,498,993	100	29,293,355	100

27	LONG - TERM LIABILITIES	76,363,502	100	79,405,691	100
59	FOREIGN CURRENCY LIABILITIES	68,463,502	90	72,069,261	91
60	MEXICAN PESOS LIABILITIES	7,900,000	10	7,336,430	9

29	STOCK MARKET LONG-TERM SECURITIES	36,054,975	100	35,919,575	100
61	BONDS	36,054,975	100	35,919,575	100
62	MEDIUM-TERM NOTES	0	0	0	0

	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	15,504,902	100	18,704,438	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	15,504,902	100	18,704,438	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	1,994,601	100	1,782,000	100
68	RESERVES	1,994,601	100	1,782,000	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(70,621,423)	100	(68,425,630)	100
70	ACCUMULATED MONETARY POSITION INCOME	(14,044,315)	(20)	(14,044,315)	(21)
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(56,577,108)	(80)	(54,381,315)	(79)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	10,151,028	11,990,397
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	119	121
75	EMPLOYEES (*)	24,217	24,620
76	WORKERS (*)	51,148	51,942
77	OUTSTANDING SHARES (*)	22,045,082,270	23,664,904,310
78	REPURCHASE OF OWN SHARES (*)	1,583,822,040	1,419,085,200
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	162,948,104	100	144,677,412	100
2	COST OF SALES AND SERVICES	86,856,089	53	76,780,359	53
3	GROSS INCOME	76,092,015	47	67,897,053	47
4	OPERATING COSTS	27,397,843	17	23,182,109	16
5	OPERATING INCOME	48,694,172	30	44,714,944	31
6	COMPREHENSIVE FINANCING COST	5,335,900	3	144,169	0
7	INCOME AFTER COMPREHENSIVE FINANCING COST	43,358,272	27	44,570,775	31
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	43,358,272	27	44,570,775	31
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	14,424,334	9	15,689,852	11
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	28,933,938	18	28,880,923	20
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	64,852	0	(118,681)	0
13	INCOME FROM CONTINUOUS OPERATIONS	28,998,790	18	28,762,242	20
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	28,998,790	18	28,762,242	20
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	28,998,790	18	28,762,242	20
19	MINORITY INTEREST	818,922	1	350,004	0
20	MAJORITY INTEREST	28,179,868	17	28,412,238	20

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	162,948,104	100	144,677,412	100
21	DOMESTIC	121,652,601	75	124,526,763	86
22	FOREIGN	41,295,503	25	20,150,649	14
23	TRANSLATION INTO DOLLARS (***)	3,855,465	2	1,731,168	1

6	COMPREHENSIVE FINANCING COST	5,335,900	100	144,169	100
24	INTEREST EXPENSE	7,726,451	145	7,196,441	4,992
25	EXCHANGE LOSS	3,400,130	64	0	0
26	INTEREST INCOME	3,810,289	71	4,080,823	2,831
27	EXCHANGE GAIN	0	0	26,989	19
28	INCOME DUE TO MONETARY POSITION	(1,980,392)	(37)	(2,944,460)	(2,042)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	14,424,334	100	15,689,852	100
32	INCOME TAX	13,974,403	97	15,578,123	99
33	DEFERRED INCOME TAX	(2,413,754)	(17)	(2,804,445)	(18)
34	EMPLOYEE PROFIT SHARING	2,863,685	20	2,916,174	19
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	162,948,103	144,677,411
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	162,948,104	144,677,412
39	OPERATING INCOME (**)	48,694,172	44,714,944
40	NET INCOME OF MAJORITY INTEREST (**)	28,179,868	28,412,238
41	NET INCOME (**)	28,998,790	28,762,242

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	41,334,858	100	42,455,909	100
2	COST OF SALES AND SERVICES	21,895,888	53	22,665,812	53
3	GROSS INCOME	19,438,970	47	19,790,097	47
4	OPERATING COST	7,009,496	17	7,360,321	17
5	OPERATING INCOME	12,429,474	30	12,429,776	29
6	COMPREHENSIVE FINANCING COST	2,040,300	5	(1,557,477)	(4)
7	INCOME AFTER COMPREHENSIVE FINANCING COST	10,389,174	25	13,987,253	33
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	10,389,174	25	13,987,253	33
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,618,346	6	2,848,786	7
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	7,770,828	19	11,138,467	26
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	123,806	0	(39,822)	0
13	INCOME FROM CONTINUOUS OPERATIONS	7,894,634	19	11,098,645	26
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	7,894,634	19	11,098,645	26
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	7,894,634	19	11,098,645	26
19	MINORITY INTEREST	115,042	0	325,519	1
20	MAJORITY INTEREST	7,779,592	19	10,773,126	25

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	41,334,858	100	42,455,909	100
21	DOMESTIC	32,989,372	80	31,629,286	74
22	FOREIGN	8,345,486	20	10,826,623	26
23	TRANSLATION INTO DOLLARS (***)	863,044	2	954,200	2

6	COMPREHENSIVE FINANCING COST	2,040,300	100	(1,557,477)	100
24	INTEREST EXPENSE	1,936,248	95	2,594,134	(167)
25	EXCHANGE LOSS	1,607,421	79	0	0
26	INTEREST INCOME	636,986	31	2,282,137	(147)
27	EXCHANGE GAIN	0	0	477,965	(31)
28	INCOME DUE TO MONETARY POSITION	(866,383)	(42)	(1,391,509)	89
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,618,346	100	2,848,786	100
32	INCOME TAX	2,316,077	88	4,318,021	152
33	DEFERRED INCOME TAX	(277,585)	(11)	(2,298,508)	(81)
34	EMPLOYEE PROFIT SHARING	579,854	22	829,273	29
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	28,998,790	28,762,242
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	22,245,097	21,025,829
3	CASH FLOW FROM NET INCOME FOR THE YEAR	51,243,887	49,788,071
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(27,931)	13,186,552
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	51,215,956	62,974,623
6	CASH FLOW FROM OUTSIDE FINANCING	(1,093,963)	(1,051,276)
7	CASH FLOW FROM OWN FINANCING	(26,087,210)	(15,213,504)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(27,181,173)	(16,264,780)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(22,005,341)	(36,602,768)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,029,442	10,107,075
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	21,181,620	11,074,545
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,211,062	21,181,620

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	22,245,097	21,025,828
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	24,416,504	23,711,593
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(2,171,407)	(2,685,765)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(27,931)	13,186,552
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,278,894	2,215,856
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(813,334)	(331,863)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	6,297,484	2,675,826
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(6,790,975)	8,626,733

6	CASH FLOW FROM OUTSIDE FINANCING	(1,093,963)	(1,051,276)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	24,545,229	49,273,468
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	308,229	390,362
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	996,291	0
27	(-) BANK FINANCING AMORTIZATION	(17,641,717)	(37,402,876)
28	(-) DEBT SECURITIES AMORTIZATION	(1,777,702)	(6,107,450)
29	(-) OTHER FINANCING AMORTIZATION	(7,524,293)	(7,204,780)

7	CASH FLOW FROM OWN FINANCING	(26,087,210)	(15,213,504)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,398,331)	(1,163,684)
31	(-) DIVIDENS PAID	(8,556,115)	(8,415,449)
32	+ PREMIUM ON SALE OF SHARES	0	6,973,137
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(16,132,764)	(12,607,508)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(22,005,341)	(36,602,768)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(5,793,624)	(13,160,744)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(23,064,977)	(19,514,699)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	43,470	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	6,809,790	(3,927,325)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	17.80%		19.88%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	27.78%		29.29%
3	NET INCOME TO TOTAL ASSETS ( **)	11.60%		11.00%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	30.11%		34.49%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.83%		10.24%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.65	times	0.55	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	1.08	times	0.92	times
8	INVENTORIES ROTATION (**)	76.45	times	54.82	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	46	days	50	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.49%		6.66%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.46%		57.38%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.25	times	1.35	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.91%		56.00%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	50.71%		50.56%
15	OPERATING INCOME TO INTEREST EXPENSE	6.30	times	7.22	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.18	times	0.96	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.23	times	1.24	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.20	times	1.21	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.40	times	0.41	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.84%		42.27%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	31.45%		34.41%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	(0.02)%		9.11%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	6.63	times	10.16	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	4.02%		6.46%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	95.98%		93.54%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	104.82%		53.31%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.28		$1.20	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.28		$1.20	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	4.60		$4.10	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.39		$0.36	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.86	times	2.70	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.27	times	9.22	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

  In the fourth quarter of 2005 Prodigy Infinitum (ADSL) services increased 84.4%, billed line equivalents for data increased 32.5% and lines in service increased 7%. Domestic long distance traffic increased 6.9%, outgoing international distance traffic increased 8.7% and local traffic increased 0.8%.

  In Mexico, the EBITDA margin for the twelve months was 51.7%, 0.7 percentage points higher than in 2004. The operating margin increased 1.8 percentage points reaching 36.5%. The consolidated EBITDA and operating margins were 44.9% and 29.9%, respectively.

  At Embratel, total revenues increased 4.2% in the fourth quarter, generating an EBITDA margin of 18.3% and an operating margin of 5.6%, compared with last year's 18.1% and 3.1%, respectively.

  For the twelve months, all of the operations in Latin American reflected revenue growth and positive EBITDA.

  For the twelve months, consolidated investment in the expansion and modernization of the telecommunications platform was 2.109 billion dollars. Of that total, 65.5% was invested in Mexico, 28.1% in Embratel and 6.4% in the rest of the companies in Latin America.

  The company's consolidated net debt (4) increased 12.3% or the equivalent of 692 million dollars, totaling 6.320 billion dollars.

  Earnings per share in the quarter were 0.35 pesos and 0.66 dollars per ADR. For the twelve months, earnings per share were 1.28 pesos and 2.39 dollars per ADR.

(4) Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

Increase of Funds for Share Repurchase: On November 28, 2005 TELMEX's Ordinary Shareholders' Meeting resolved to increase the amount of funds that can be allocated to purchase the Company's own shares by 10 billion pesos. At that date, the balance was approximately 10.149 billion pesos.

4.5 billion pesos Senior Notes: In January 2006 TELMEX sold 4.5 billion pesos of 10-year, 8.75% Senior Notes due 2016 abroad. Approximately 62% of the Senior Notes were purchased by Mexican institutions. The Senior Notes were rated BBB+ by Standard & Poor's and A2 by Moody's.

Payment of Outstanding Balance of Senior Notes due 2006 In January 2006 the outstanding balance of the 1.5 billion dollars Senior Notes due 2006 was paid for the amount of 1.068 billion dollars

Consolidated Income Statements

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

Revenues: In the fourth quarter, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America totaled 41,335 million pesos, a decrease of 2.6% compared with the same period of 2004 mainly due to the decrease of calling party pays, measured service and international long distance revenues. Of total consolidated revenues, voice revenues represented 75.4% and data transmission revenues represented 18.6%. For the twelve months, consolidated revenues totaled 162,948 million pesos, an increase of 12.6% compared with the same period of last year due to the incorporation of the subsidiaries in Latin America, mainly Embratel since August 2004.

Costs and expenses: Costs and expenses in the fourth quarter totaled 28,906 million pesos, 3.7% lower than the same period of the previous year. For the full year, costs and expenses increased 14.3% totaling 114,254 million pesos as result of the consolidation of the subsidiaries in Latin America.

EBITDA (1) and operating income: EBITDA (1) totaled 18,332 million pesos in the fourth quarter, 1.8% lower than the same period of 2004, producing an EBITDA margin of 44.3%. Operating income totaled 12,429 million pesos, at a similar level of the previous year, and the margin was 30.1% in the quarter. For the twelve months, EBITDA (1) and operating income were 73,111 and 48,694 million pesos, producing margins of 44.9% and 29.9%, respectively.

Comprehensive financing cost: Comprehensive financing cost was 2,040 million pesos in the quarter. This result was due to a net exchange loss of 1,607 million pesos from hedges that eliminated the exchange risk of 88.5% of total debt, to a net charge of 1,299 million pesos for interest rate swaps that have allowed that 68.7% of consolidated debt to have a fixed rate, and accrued interest, and also to a gain of 866 million pesos in the monetary position. For the full year, comprehensive financing cost was 5,336 million pesos. The net interest rate in pesos was 7.7%.

Majority net income: Majority net income totaled 7,780 million pesos in the fourth quarter, 27.8% lower than the same period of the previous year mainly due to higher comprehensive financing cost. For the twelve months, majority net income totaled 28,180 million pesos, 0.8% lower than last year. Earnings per share for the fourth quarter, based on the number of shares outstanding at December 31, 2005 (22,045,082,270 shares), were 0.35 pesos compared with 0.46 pesos per share in the same period a year ago, and earnings per ADR were 0.66 dollars compared with 0.78 dollars per ADR in last year's fourth quarter.

Investments: In 2005, consolidated investments totaled 2.109 billion dollars. In Mexico, 1.382 billion dollars were invested, of which 51.9% was used to develop and expand the platform for new generation services and services for access to the data network, 40.3% for the expansion, maintenance and support of the telephone plant and 7.8% for social telephony. In Embratel, investments totaled 593 million dollars, of which 20.6% were used for access infrastructure and local services, 27.1% in data and Internet services, 5.6% in network infrastructure, 26.5% in two satellites to replace the equipment scheduled to be removed from service in 2006 and 2007 and 20.2% on other items. In the rest of the operations in Latin America, 134 million dollars were used for the expansion and support of the infrastructure of the various companies.

Repurchase of shares

During the quarter, the company used 5,856 million pesos to repurchase 495,499,300 of its own shares.

Debt: Gross total debt rose to the equivalent of 8.492 billion dollars compared with 7.993 billion dollars at December 31, 2004. The net increase of 499 million dollars or 6.2% primarily relates to the placement of Senior Notes for 1.750 billion dollars, the repurchase of 432 million dollars of the 1.5 billion dollars Senior Notes that matured in January 2006 and prepayments of approximately 700 million dollars of Embratel's debt. Of total gross debt, 16% is short-term, 90.8% is in foreign currency (11.5% considering currency hedges) and 51.2% carries a fixed rate (68.7% considering interest rate swaps). At December 31, 2005 TELMEX carried out interest rate swaps for 15,900 million pesos with a fixed average rate of 9% at an average term of 7 years, and currency hedges for 6.730 billion dollars, of which 93.9% is related to hedges of dollars to pesos and the rest to hedges of dollars to reais. At year-end, the average exchange rate for hedges was 11.09 pesos per dollar and 2.58 reais per dollar, and 67% of total hedges have a term of more than 12 months.

At December 31, 2005 the company's consolidated net debt (4) increased the equivalent of 692 million dollars to a total of 6.320 billion dollars.

Mexico Operating Results

Lines in service

At year-end, there were 18 million 375 thousand lines in service, an annual increase of 7%, as a result of 1 million 941 thousand connections and 739 thousand disconnections. For the twelve months, 1 million 202 thousand lines were added. In the fourth quarter, 239 thousand lines were added, reflecting 497 thousand connections and 258 thousand disconnections.

Local traffic

During the quarter, 6,638 million local calls were made, an increase of 0.8% compared with the same period of the previous year. For the twelve months, local calls totaled 26,680 million, 0.4% lower than the same period of last year, primarily due to higher wireless and Internet competition.

Long distance traffic

For the full year, domestic long distance traffic rose to 17,853 million minutes, an increase of 6.9%. In the fourth quarter, domestic long distance traffic totaled 4,478 million minutes, 6.9% higher than the same period of 2004. For the twelve months, international long distance outgoing minutes increased 6.8%, totaling 1,790 million minutes. Incoming international long distance minutes totaled 5,341 million minutes, 15.6% higher than the same period of 2004. The incoming-outgoing ratio was 3 to 1 in 2005. In the fourth quarter, international long distance outgoing minutes totaled 449 million minutes and international long distance incoming minutes were 1,562 million minutes, an increase of 8.7% and 28.5%, respectively.

Interconnection

Interconnection traffic totaled 34,796 million minutes in the twelve months, 14.9% more than in the same period of the previous year. For the full year, traffic originated by the cellular system and terminated on TELMEX's network increased 18.7%, interconnection traffic generated by local and long distance operators increased 18.2% and calling party pays interconnection traffic increased 2.8%. In the fourth quarter, interconnection traffic totaled 8,807 million minutes, an increase of 8.9% compared with the same period of 2004.

Corporate networks

In the twelve months, the corporate market of data transmission added 494 thousand billed line equivalents*. At December 31, 2005 TELMEX had 2 million 11 thousand billed line equivalents, 32.5% more than the same period of 2004. In the fourth quarter, 273 thousand billed line equivalents were added, 91% higher than the same period of the previous year.

Internet

At December 31, 2005 there were 2 million 116 thousand Internet access accounts, an annual increase of 21.5%. During the quarter, 91 thousand accounts were added and in the twelve months the gain was of 374 thousand accounts. High speed Prodigy Infinitum (ADSL) accounts totaled 1 million 33 thousand at the end of December, an annual increase of 84.4%. Contributing to that total, 473 thousand Prodigy Infinitum (ADSL) accounts were added in the twelve months and 129 thousand in the fourth quarter.

*64 Kbps billed line equivalents

Mexico Financial Results

Revenues: For the full year, total revenues from operations in Mexico totaled 124,669 million pesos, 2.9% lower than the same period of the previous year. In the fourth quarter, the company's revenues totaled 31,844 million pesos, a decrease of 3.2% compared with the same period of the previous year, mainly due to lower international long distance and interconnection revenues.

  Local: For the twelve months, local revenues decreased 3.6%. In the fourth quarter, local revenues decreased 1.8%, due to the decrease of local rates in real terms and lower local billed traffic.

  DLD: For the full year, DLD revenues decreased 1.6%. In the quarter, DLD revenues increased 2.7% due to higher traffic volume.

  ILD: In 2005, these revenues decreased 8.1% compared with last year even though incoming and outgoing traffic increased during the year. For the twelve months, ILD billed traffic revenues and international settlement revenues decreased 3% and 17%, respectively compared with the same period of 2004. In the fourth quarter, ILD revenues decreased 19.5% compared with the same period of the previous year. ILD billed traffic revenues totaled 1,597 million pesos, 6.1% lower than the same period of last year. International settlement revenues totaled 797 million pesos, 37.4% lower than the fourth quarter of the previous year, in part because the settlement rate decreased 32.1% and also due to a favorable outcome regarding a settlement payment that TELMEX received from international operators in the fourth quarter of 2004 of 279 million pesos. In both cases, revenues declined because incoming and outgoing traffic did not offset the rate reduction per minute in real terms.

  Interconnection: For the twelve months, interconnection revenues decreased 10% due to the decrease of 10.9% in calling party pays revenues and also for the appreciation of the exchange rate that generated lower interconnection revenues from international long distance operators that declined 4.2%. In the fourth quarter, interconnection revenues decreased 15.9%, mainly due to the above mentioned reasons.

  Corporate networks: Revenues from services related to data transmission through private and managed networks increased 3.5% in the twelve months and 2.9% in the fourth quarter due to the increase in billed line equivalents in operation.

  Internet: Revenues from services related to the Internet platform rose 17.3% in the twelve months and 17% in the fourth quarter due to the increase in the number of Prodigy Infinitum (ADSL) customers.

Costs and expenses: For the full year, costs and expenses from the operations in Mexico totaled 79,104 million pesos, an annual decrease of 5.6%. This decrease was due to lower commercial, administrative and general expenses, lower interconnection costs related to the reduction of the calling party pays rate, and lower depreciation and amortization. In the fourth quarter, total costs and expenses totaled 19,859 million pesos, 4% lower than the same period of 2004.

  Cost of sales and services: For the full year, cost of sales and services totaled 29,481 million pesos, a decrease of 4% mainly due to the change in the accounting policy for PC costs related to Internet services that represented 1.6%, and to the reduction of the settlement cost. In the fourth quarter, cost of sales and services decreased 6.2% totaling 7,484 million pesos.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 1.4% totaling 18,422 million pesos in 2005 due to lower advertising and prepaid cards expenses, among others. In the fourth quarter, commercial, administrative and general expenses decreased 2.3%

  Transport and interconnection: For the full year, transport and interconnection costs were 12,331 million pesos reflecting a decrease of 1,210 million pesos or 8.9% due to the reduction of the calling party pays rate. In the fourth quarter, transport and interconnection costs totaled 3,180 million pesos, 3.8% lower than the same period of the previous year.

  Depreciation and amortization: For the twelve months, depreciation and amortization decreased 9.5% totaling 18,870 million pesos due to a lower level of assets to be depreciated and to the impact of the appreciation of the exchange rate. In the fourth quarter, depreciation and amortization totaled 4,581 million pesos, a decrease of 2.2%.

EBITDA (1) and operating income: EBITDA (1) totaled 64,435 million pesos in the twelve months. The EBITDA margin was 51.7%; an increase of 0.7 percentage points compared with last year. Operating income totaled 45,565 million pesos and the operating margin was 36.5% in twelve months, an increase of 1.8 percentage points compared with the same period of the previous year. In the fourth quarter, EBITDA (1) totaled 16,566 million pesos, producing a margin of 52%. The operating margin for the quarter was 37.6%, reflecting operating income of 11,985 million pesos.

Investments: In Mexico total investments were 1.382 billion dollars, of which 51.9% was used for the development and expansion of new generation services platforms and services related to transport and access the data network. Additionally, 40.3% was invested in expansion, maintenance and support of the telephone plant and 7.8% in social telephony.

Debt: Gross total debt rose to the equivalent of 7.8 billion dollars. Of the debt, 16.1% is short-term, 90.5% is in foreign currency (9.5% considering currency hedges), and 51.3% carries a fixed rate (70.3% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 25.3% to 5.906 billion dollars, related to the placement of Senior Notes of 1.750 billion dollars and the repurchase of 432 million dollars of the 1.5 billion dollars Senior Notes issued in January 2001 that matured in January 2006.

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin American subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

For the full year, revenues from the operations in Brazil that include 12 months of TELMEX do Brasil totaled 7,689 million reais, 2.9% higher than the same period of 2004. The increase in revenues was mainly due to higher revenues from the data and local businesses. Data and Internet services represented 25% of total revenues and increased 7.2%. For the full year, costs and expenses totaled 7,065 million reais, 2.5% lower than in 2004. Costs of sales and services increased 4.7% and totaled 752 million reais, explained by charges related to network maintenance (out of guarantee equipment) and software licenses. Transport and interconnection costs decreased 0.1% and represented 48.3% of total costs and expenses. Commercial, administrative and general expenses decreased 7% in the twelve months. For the twelve months, operating income rose to 664 million reais compared with operating income of 231 million reais in 2004. The operating margin was 8.6%. EBITDA (1) totaled 1,728 million reais, producing a margin of 22.5%, compared with EBITDA (1) of 1,409 million reais and a margin of 18.8% in 2004. Net income for the full year was 187 million reais that favorably compares with a net loss of 453 million reais in 2004.

In the fourth quarter, revenues totaled 1,948 million reais, an increase of 2.8% compared with the same period of the previous year. Costs and expenses in the quarter increased 2.4% and totaled 1,877 million reais. In the fourth quarter of 2005, Embratel recognized charges related to FUST (Telecommunications Service Universal Fund) tax for 66 million reais, charges for account conciliation for 36 million reais and provisions for contingencies for 15 million reais. Operating income was 111 million reais, an increase of 76.8% producing a margin of 5.7%. EBITDA (1) reached 357 million reais, 3% higher than last year's fourth quarter, with a margin of 18.3%

Chile

In 2005, revenues from the operations in Chile totaled 65,000 million Chilean pesos, 9.2% higher than the previous year. Costs and expenses were 62,351 million Chilean pesos, 1% lower than in 2004. EBITDA (1) totaled 13,128 million Chilean pesos, producing a margin of 20.2%. Operating income for the twelve months was 2,649 million Chilean pesos with a margin of 4.1%.

In the fourth quarter, revenues were 16,207 million Chilean pesos, 1.1% higher than in the same period of 2004. The voice business, representing 66.4% of total revenues, benefited from higher local traffic levels. Costs and expenses totaled 15,803 million Chilean pesos, 0.8% lower than the fourth quarter of last year. Transport and interconnection decreased 3.1%, and commercial, administrative and general expenses increased 3%. In Chile, operating income reached 404 million Chilean pesos compared with operating income of 101 million Chilean pesos in the same quarter of 2004. The operating margin was 2.5% in the fourth quarter of 2005 compared with an operating margin of 0.6% in the same period of 2004. EBITDA (1) in the quarter was 3,078 million Chilean pesos compared with 2,650 million Chilean pesos in the same period of 2004 with margins of 19% and 16.5%, respectively.

Argentina

For the full year, revenues from the operations in Argentina totaled 301 million Argentinean pesos, 30.6% higher than in 2004. The voice business, which produced 53.4% of total revenues, increased 29.5% due to higher interconnection and long distance revenues. The corporate networks and Internet businesses, which represented 46% of total revenues, increased 40.3% due to the addition of several corporate customers as well as monitoring regional managed networks of the TELMEX Group. Operating costs and expenses increased 16.7% and totaled 300 million Argentinean pesos in the twelve months. Transport and interconnection cost had the highest rate of increase, at 26.7%, and represented 47.8% of total costs and expenses. In the year, operating income totaled 1 million Argentinean pesos compared with an operating loss of 27 million Argentinean pesos last year'. The operating margin was 0.3%. For twelve months, EBITDA (1) totaled 31 million Argentinean pesos, compared with 15 million Argentinean pesos in the same period of 2004.

In the fourth quarter, revenues were 84 million Argentinean pesos, 22.7 higher than the same quarter of 2004. Operating costs and expenses totaled 91 million Argentinean pesos, 23% higher than the fourth quarter of last year due to higher advertising and transport and interconnection costs. In the period, EBITDA was negative in 1.1 million Argentinean pesos compared with 6.2 million Argentinean pesos in the fourth quarter of 2004 with margins of negative 1.3% and positive 9%, respectively.

Colombia

Revenues from these operations during 2005 totaled 112,843 million Colombian pesos, 38.8% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents. Costs and expenses increased 12.3%. Among total costs and expenses, 30.3% related to transport and interconnection and reflected an increase of 41.2%. Commercial, administrative and general expenses increased 10.4% and represented 21.2% of total costs and expenses. Depreciation in the twelve months decreased 15.1%. Operating income in the twelve months totaled 21,582 million Colombian pesos compared with an operating loss of 189 million Colombian pesos last year. The operating margin was 19.1%. EBITDA (1) totaled 44,858 million Colombian pesos for the full year and produced a margin of 39.8%, compared with EBITDA (1) of 27,220 million Colombian pesos and a margin of 33.5% in the same period of 2004.

In the fourth quarter, revenues reached 35,769 million Colombian pesos, an increase of 71.7% compared with the same period of 2004. Costs and expenses increased 24.9% and totaled 26,531 million Colombian pesos. Depreciation decreased 15.7% in the quarter. Operating income and EBITDA (1) for the quarter totaled 9,239 million Colombian pesos and 16,053 million Colombian pesos, with margins of 25.8% and 44.9%, respectively.

Peru

In the twelve months, revenues from operations in Peru totaled 185 million New Soles, 17.8% higher than the previous year. Costs and expenses for the full year were 186 million New Soles 0.8% higher than last year. The operating loss was 1 million New Soles and EBITDA (1) was 45 million New Soles producing a margin of 24.5%.

In the fourth quarter, revenues totaled 52 million New Soles, 34.1% higher than the same period of 2004. The voice business, which represented 64.1% of total revenues, increased 40.4% due to growth in local traffic, mainly from the increase in digital trunks serving the corporate market, as well as interconnection traffic. Costs and expenses in the quarter decreased 7.2% because depreciation decreased 47%. Cost control initiatives only allowed a 1% increase in commercial, administrative and general expenses. Operating income for the quarter totaled 2 million New Soles compared with an operating loss of 16 million New Soles in the same period of 2004. The operating margin for the quarter was 2.9%. EBITDA (1) totaled 14 million New Soles in the fourth quarter producing a margin of 27% compared with EBITDA (1) of 8 million New Soles and a margin of 20.6% in the fourth quarter of last year.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2005 and 2004.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of December 2005 ]
					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,666	Ps.	13,973	(2.2)	Ps.	55,530	Ps.	57,684	(3.7)
Recovery of LADA
special projects		-		71	NA		-		1,845	NA
LADA interconnection		1,060		1,105	(4.1)		4,224		4,462	(5.3)
Interconnection with operators		246		365	(32.6)		1,424		1,485	(4.1)
Interconnection with cellular		3,884		4,456	(12.8)		15,916		17,859	(10.9)
Other		2,526		2,303	9.7		8,896		9,195	(3.3)
Total		21,382		22,273	(4.0)		85,990		92,530	(7.1)

Costs and expenses
Cost of sales and services		5,360		5,860	(8.5)		21,789		21,758	0.1
Commercial, administrative and general		3,692		3,486	5.9		15,193		15,376	(1.2)
Interconnection		3,051		3,268	(6.6)		12,017		13,367	(10.1)
Depreciation and amortization		3,000		3,143	(4.5)		12,591		13,973	(9.9)
Total		15,103		15,757	(4.2)		61,590		64,474	(4.5)

Operating income	Ps.	6,279	Ps.	6,516	(3.6)	Ps.	24,400	Ps.	28,056	(13.0)

EBITDA (1)	Ps.	9,279	Ps.	9,659	(3.9)	Ps.	36,991	Ps.	42,029	(12.0)

EBITDA margin (%)		43.4		43.4	0.0		43.0		45.4	(2.4)
Operating margin (%)		29.4		29.3	0.1		28.4		30.3	(1.9)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of December 2005 ]
					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2005	Inc.
Revenues
Domestic long distance	Ps.	4,142	Ps.	4,203	(1.5)	Ps.	16,661	Ps.	16,942	(1.7)
International long distance		2,099		2,605	(19.4)		8,555		9,401	(9.0)
Total		6,241		6,808	(8.3)		25,216		26,343	(4.3)

Costs and expenses
Cost of sales and services		1,340		1,437	(6.8)		5,416		5,953	(9.0)
Commercial, administrative and general		1,372		1,445	(5.1)		5,181		5,097	1.6
Interconnection to the local network		931		971	(4.1)		3,720		4,000	(7.0)
Cost of LADA special projects		-		55	NA		-		1,640	NA
Depreciation and amortization		629		615	2.3		2,582		2,868	(10.0)
Total		4,272		4,523	(5.5)		16,899		19,558	(13.6)

Operating income	Ps.	1,969	Ps.	2,285	(13.8)	Ps.	8,317	Ps.	6,785	22.6

EBITDA (1)	Ps.	2,598	Ps.	2,900	(10.4)	Ps.	10,899	Ps.	9,653	12.9

EBITDA margin (%)		41.6		42.6	(1.0)		43.2		36.6	6.6
Operating margin (%)		31.5		33.6	(2.1)		33.0		25.8	7.2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousand Pesos)

Consolidated

Final printing

---

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, is provided the breakdown for the fixed assets included for the fourth quarter of 2005 by the specific index method and the NCPI ("Mexican National Consumer Price Index"), starting with the appraised values at December 31, 1996 (NCPI 5th. Document).

CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 428,487,541	Ps. 488,262,920
Accumulated Depreciation	(286,522,407)	(338,647,925)
Construction in process and advances to equipment suppliers	8,611,676	8,605,332

Total	150,576,810	158,220,327

Results	23,527,412	26,390,380

S 19 OTHER ASSETS

This item rose to $ 24,729,874 and $ 28,734,647 at December 31, 2005 and 2004, respectively, and is comprised by the following concepts:
	2005	2004
Inventories	Ps. 2,252,484	Ps. 2,258,814
Projected net Asset D-3	22,477,390	26,475,833

INVENTORIES

They are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

PROJECTED NET ASSET (D-3):

At December 31, 2005 and 2004, the market value of the established pensions and seniority premium fund was greater than the Accumulated Benefit Obligation (ABO) in Mexico, accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligations on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The supplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to supplier's does not exist.

On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1,500 million, maturing in 2006 and bearing 8.25% annual; interest payable semi-annually. From January to December, 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $431.6 million (nominal value). The difference between the repurchase price and the nominal value of the bonds is U.S.$ 15.6 million. On January 26, 2006, Telmex paid the outstanding balance that amounted U.S.$1,068.4 million.

On November 19, 2003 TELMEX issued a bond for U.S.$ 1,000 million due 2008, with an annual; interest of 4.5%. Interest will be paid every six months.

On January 27, 2005 TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid every six months. On February 22, 2005 there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 and U.S. $800 million, respectively.

On January 31, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500 million, maturing in 2016 and bearing interest at 8.75%. Interest will be paid every six months.

S 26 OTHER CURRENT LIABILITIES

At December 31, 2005 and 2004, this item rose to Ps. 28,498,993 and Ps. 29,293,355 respectively and is comprised by the following concepts:
	2005	2004
Accounts payable	Ps. 16,628,350	Ps 18,593,941
Accrued liabilities	9,928,831	8,563,516
Deferred credits	1,941,812	2,135,898

Short-term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

At December 31, 2005 and 2004, this item rose to $ 36,054,975 and $ 35,919,575, respectively and is comprised by the following:

	2005	2004
Domestic Senior Notes	Ps 6,600,000	Ps. 6,819,780
Bonds	29,454,975	29,099,795

S 31 DEFERRED CREDITS

At December 31, 2005 and 2004, this item rose to Ps. 15,504,902 and Ps. 18,704,438, respectively and corresponds to deferred taxes in Mexico, based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At December 31, 2005 and 2004, this item rose to Ps. 1,855,081 and Ps. 1,782,000, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination of TELMEX in the amount of Ps. 139,520, based on the requirements of Bulletin D-3 "Labor Obligations".

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

At December 31, 2005 and 2004, this item rose to Ps. 96,968,593 and Ps. 88,698,475, respectively and is comprised by the following concepts:
	2005	2004
Legal reserve	Ps. 19,225,999	Ps. 18,616,818
Unappropriated earnings of prior years	77,742,594	70,081,657

From January to December 2005, the Company acquired 1,577.6 million Series "L" shares for Ps 17,214,265 (historical cost of Ps. 16,926,983) and 6.2 million Series "A" shares for Ps. 67,029 (historical cost of Ps. 65,761).

From January to December 2004, the Company acquired 1,415.7 million Series "L" shares for Ps. 14,322,103 (historical cost of Ps. 13,482,173) and 3.4 million Series "A" shares for Ps. 34,137 (historical cost of Ps. 32,134).

For comparative purposes, there was applied retroactively a two-for-one stock split effect, as approved by the Extraordinary Shareholders Meeting as of April 28, 2005 and effective as of May 25, 2005, to the shares acquired in both years.

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At December 31, 2005 and 2004, this item rose to Ps. (70,621,423) and Ps. (68,425,630), respectively and is comprised in the following manner:
	2005	2004
Accumulated monetary position loss	Ps. (14,044,315)	Ps. (14,044,315)
Result from holding non-monetary assets, net of deferred taxes	(57,633,163)	(55,176,255)
Fair value effect in Swaps, net of deferred taxes	150,120
Conversion effect	905,935	794,940

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the year, there has not been contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

S49 GOODWILL

The increase of Ps. 4,276,284 is mainly due to the goodwill for the acquisition of 37.11% of Net Servicos de Comunicacoes, S.A. and the acquisition of 100% of Primesys Solucoes Empresarias, S.A.

S77 OUTSTANDING SHARES

It considers the retroactive effect of the 2 for 1 stock split that was resolved by the Extraordinary Shareholders Meeting held on April 28, 2005 that was carried out on May 25, 2005.

COMPREHENSIVE INCOME

At December 31, 2005 and 2004 this item rose to Ps. 24,802,117 and Ps. 27,863,783, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:
	2005	2004
Net income for the period	Ps. 28,998,790	Ps. 28,762,242
Result from holding non-monetary assets, net of deferred taxes	(6,194,486)	(2,625,149)
Fair value effect in Swaps, net of deferred taxes	(165,288)	0
Effect of instruments available for sale	1,141,668	(1,141,668)
Conversion effect	1,021,433	2,868,358

Comprehensive Income	24,802,117	27,863,783

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

COMPANY'S ACTIVITIES

A.- RECLASIFICATIONS

Some of the figures of the 2004 financial statements have been reclassified to conform the presentation with the same used in the 2005 year.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,433	100.00	28,374,507	44,242,668
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00	1,040,903	7,700,857
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00	702,096	3,372,780
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00	28,636	552,478
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00	49	62
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00	769,645	909,574
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100.00	137,877	176,524
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00	19,397	124,978
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00	1,240	72,796
10	Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00	54	1,459
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00	4,602	31,270
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00	4,944	78,643
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00	75,279	953,096
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,024,750	99.99	89,025	98,145
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00	138,972	202,274
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00	13	2,936
17	Telmex International, Inc.	Holding Company in the U S A.	10	100.00	384,813	438,624
18	Instituto Tecnológico de Teléfonos de México, A.C	Trainning & research services	1,000	100.00	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100.00	142,445	278,169
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00	360,533	593,471
21	Uninet, S.A. de C.V.	Data transmission services	67,559,613	100.00	6,755,961	7,706,592
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,666,076,200	100.00	633,989	922,025
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100.00	62	74
24	Teninver, S.A. de C.V.	Managment of yellow pages	10,717,043	100.00	794,461	1,978,336
25	Telcoser, S.A. de C.V.	Investments in all types of businesses	5,474,494	100.00	24,842,214	25,854,694
26	Fintel Holdings, L.L.C.	Investments in all types of businesses	100	100.00	165	171
27	Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	25,167,872	100.00	60,714	62,030
28	Metrored Holding S. de R. L.	Telecommunications services	12,000	100.00	2,218,191	1,125,822
29	Telmex Chile Holding S.A.	Telecommunications services	122,525,375,256	100.00	1,895,679	3,065,136
30	Telmex Colombia S. A.	Telecommunications services	164,659,136	100.00	286,701	953,308
31	Telmex Perú S. A.	Telecommunications services	3,862,055	100.00	858,597	1,253,819
32	Embratel Participacoes, S.A.	Telecommunications services	715,018,262,899	72.31	14,436,745	43,236,607
	Other Subsidiaries ( ) No. Subsidiaires ( )
	TOTAL INVESTMENT IN SUBSIDIARIES				85,058,510	145,989,422

	ASSOCIATES
1	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	381,157
2	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,121
3	TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	29,862
4	Net Serviços de Comunicaçaoes, S.A.	Cable TV operator	1,466,390,025	37.11	3,656,996	230,344
5	Eidon Software, S.A. de C.V.	Software development	142,271,642	25.00	35,568	48,748
	Other Associates ( ) No. Associates ( )
	TOTAL INVESTMENT IN ASSOCIATES				4,312,343	797,232
	OTHER PERMANENT INVESTMENTS					6,870
	T O T A L					146,793,524

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
BANKS
FOREIGN TRADE
BBV ARGENTARIA S.A. (1)	22/12/2007	5.45	0	0	0	0	0	0	0	0	0	172,297	172,298	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	4.90	0	0	0	0	0	0	0	0	0	30,265	30,265	5,938	2,915	0
BANK OF AMERICA (1)	14/04/2006	4.95	0	0	0	0	0	0	0	0	0	19,785	0	0	0	0
CITIBANK, N.A. (1)	27/10/2009	5.00	0	0	0	0	0	0	0	0	0	0	0	0	16,066,350	0
CITIBANK, N.A. (1)	27/10/2011	5.13	0	0	0	0	0	0	0	0	0	0	0	0	0	10,710,900
DEXIA BANK (1)	31/12/2014	5.70	0	0	0	0	0	0	0	0	0	265,044	265,044	190,074	190,074	241,217
EXPORT DEVELOPMENT C. (1)	22/04/2009	5.25	0	0	0	0	0	0	0	0	0	291,390	50,508	21,475	5,609	0
JAPAN BANK INT. COOP. (1)	10/10/2011	5.58	0	0	0	0	0	0	0	0	0	918,096	918,096	918,095	918,095	1,836,063
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	0	18,696	18,696	18,696	18,696	160,670
SOCIETE GENERALE PARIS (1)	14/05/2007	5.45	0	0	0	0	0	0	0	0	0	826	14	0	0	0
BBVA BANCOMER (1)	10/10/2006	5.60	0	0	0	124,429	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	26/02/2007	8.57	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	8.52	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	5.58	0	0	0	147,643	0	0	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/06/2013	5.95	0	0	0	0	0	0	0	0	0	595,925	847,247	786,280	466,374	974,738
VARIAS INSTITUCIONES (2)	05/08/2027	8.02	0	0	0	0	0	0	0	0	0	567,346	506,260	2,177,375	166,866	323,599
TOTAL BANKS			0	1,300,000	0	272,072	0	0	0	0	0	2,879,670	2,808,428	4,117,933	17,834,979	14,247,187

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	11,443,451	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	0	0	10,710,900	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,568,720
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	0	0	0	10,175,355
CERT. BURSAT TLMX 02 (5)	09/02/2007	8.70	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.80	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	6,600,000	0	0	0	0	0	0	0	11,443,451	0	10,710,900	0	18,744,075

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			28,498,993	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			28,498,993	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			28,498,993	7,900,000	0	272,072	0	0	0	0	0	14,323,121	2,808,428	14,828,833	17,834,979	32,991,262

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 4.7000 at December 30, 2005
  TIIE at 28 days is equivalent to 8.5650 at December 30, 2005
  TIIE at 91 days is equivalent to 8.4400 at December 29, 2005
  CETES at 182 days is equivalent to 7.9000 at December 29, 2005

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2005 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	7,653,712	10.7109
EURO (EUR)	46,159	12.6540

E.- There are other liabilities in foreign currency for an equivalent amount of P. 497,625 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	547,307	5,862,152	1,093,404	11,711,337	17,573,489

LIABILITIES	8,833,398	94,613,651	1,179,467	12,633,160	107,246,811
SHORT-TERM LIABILITIES	2,508,129	26,864,323	1,112,790	11,918,986	38,783,309
LONG-TERM LIABILITIES	6,325,269	67,749,328	66,677	714,174	68,463,502
NET BALANCE	(8,286,091)	(88,751,499)	(86,063)	(921,823)	(89,673,322)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	10.7109
EURO	12.6540
CHILEAN PESO	0.0209
ARGENTINEAN PESO	3.5325
BRAZILIAN REAL	4.5758
PERUVIAN SOL	3.1218
COLOMBIAN PESO	0.0047

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	64,405,843	143,756,134	79,350,291	0.15	119,025
FEBRUARY	75,493,981	153,506,183	78,012,202	0.11	85,813
MARCH	81,304,637	156,380,922	75,076,285	0.46	345,351
APRIL	79,282,842	156,465,715	77,182,873	0.32	246,985
MAY	77,422,567	152,286,007	74,863,440	0.10	74,863
JUNE	70,160,029	143,129,438	72,969,409	(0.30)	(218,908)
JULY	67,213,101	141,224,114	74,011,013	0.36	266,440
AUGUST	66,943,392	139,373,492	72,430,100	0.21	152,103
SEPTEMBER	67,083,977	139,264,459	72,180,482	0.39	281,504
OCTOBER	67,266,243	139,927,687	72,661,444	0.30	217,984
NOVEMBER	68,437,132	139,958,217	71,521,085	0.64	457,735
DECEMBER	66,968,797	139,329,082	72,360,285	0.54	390,746
ACTUALIZATION :	0	0	0	0.00	34,856
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(474,105)
TOTAL					1,980,392

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

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MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

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FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

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MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

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MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS
LOCAL SERVICE				55,801,529
LONG DISTANCE SERVICE				24,078,393
INTERCONNECTION				17,478,125
CORPORATE NETWORKS				10,294,172
INTERNET				8,148,720
OTHERS				5,851,662
TOTAL				121,652,601

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				3,327,991
LOCAL SERVICE				2,662,258
LONG DISTANCE SERVICE				22,706,149
INTERCONNECTION				916,166
CORPORATE NETWORKS				8,125,815
INTERNET				2,918,070
OTHERS				639,054
TOTAL				41,295,503
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

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ITEM	Thousand Mexican Pesos
	4th. Quarter 05 Oct-Dec	% of Advance	Amount used 2005	Budget 2005	% of Advance

DATA	1,050,893	28.2	2,994,072	3,728,996	80.3
INTERNAL PLANT	675,343	30.6	1,804,645	2,209,410	81.7
OUTSIDE PLANT	1,169,202	25.0	4,544,386	4,678,603	97.1
TRANSMISSION NETWORK	1,105,500	31.5	2,736,600	3,513,608	77.9
SYSTEMS	479,805	63.4	610,663	757,258	80.6
OTHERS	1,054,894	22.2	2,554,994	4,750,226	53.8

TOTAL INVESTMENT TELMEX MEXICO	5,535,637	28.2	15,245,360	19,638,101	77.6

LATINOAMERICA	2,705,819	36.8	7,819,617	7,351,831	106.4

TOTAL INVESTMENT	8,241,456	30.5	23,064,977	26,989,932	85.5

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican Accounting Principles Bulletin B-10, Accounting Recognition of Effects of Inflation on Financial Information, issued by the MIPA, using restatement factors of each country.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items, presented as part of S71 row.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.01250		479,437,546	0		479,437,546	5,993
AA	0.01250		8,114,596,082	0	8,114,596,082	0	101,433
L	0.01250		13,451,048,642	0		13,451,048,642	168,138
TOTAL	0.01250		22,045,082,270	0	8,114,596,082	13,930,486,188	275,564	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	22,045,082,270
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	1,583,822,040	10.7289		13.1500

Note:

The theoretical nominal value of the outstanding shares is Ps. 0.0125, which consider the two-for one stock split effect, approved since May 25, 2005.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

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STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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MEXICAN STOCK EXCHANGE

Index

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STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

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Final printing

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I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	.SUBDIRECTOR OF FINANCE

MEXICO CITY, FEBRUARY 13, 2006.

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